UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
 (Name of Issuer)

Common Capital Stock, Par Value Five Philippine Pesos Per Share
(Title of Class of Securities)

718252109
(CUSIP Number)

Rosalinda F. Rivera
43rd Floor, Robinsons Equitable Tower
ADB Ave. corner Poveda St., Ortigas Center, Pasig City
Philippines, 1600
001 632 395 2588
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2011
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 718252109	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS JG SUMMIT HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Philippines
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	17,295,476 Common Shares
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	17,295,476 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,295,476 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% of Common Shares
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 718252109	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS JAMES L. GO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Philippines
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	134,914 Common Shares
	8	SHARED VOTING POWER	17,295,476 Common Shares
	9	SOLE DISPOSITIVE POWER	134,914 Common Shares
	10	SHARED DISPOSITIVE POWER	17,295,476 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,430,390 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% of Common Shares
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 718252109	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS LANCE Y. GOKONGWEI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Philippines
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	17,295,476 Common Shares
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	17,295,476 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,295,476 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% of Common Shares
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Page 5 of 13 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Capital Stock, par value five Philippine pesos (“Php”) per share (the “Common Shares”), of Philippine Long Distance Telephone Company (the “Issuer” or the “Company”), whose principal executive offices are located at Ramon Cojuangco Bldg., Makati Avenue, Makati City, Philippines.

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	JG Summit Holdings, Inc. (“JGSH”),
ii.	James L. Go (“Mr. Go”), and
iii.	Lance Y. Gokongwei (“Mr. Lance Gokongwei”).

This Schedule 13D relates to Common Shares held by JGSH, Express Holdings, Inc. and Mr. Go.  JGSH is a holding company incorporated in the Philippines that engages in a variety of businesses through its subsidiaries.  These businesses include branded consumer, agro-industrial and commodity food products, real estate and property development, air transportation services, petrochemicals, banking and financial services, telecommunications, and power.  Express Holdings, Inc. is a wholly-owned subsidiary of JGSH and is a holding company engaged in the business of investing, purchasing or acquiring shares or interest in corporations, associations, partnerships, banks or any other business entity.  Mr. Go is a citizen of the Philippines and is the Chairman and CEO of JGSH.  Mr. Lance Gokongwei is a citizen of the Philippines and is the President and Chief Operating Officer of JGSH.  By virtue of the relationship between JGSH and Express Holdings, Inc., JGSH is deemed to beneficially own the Common Shares held by Express Holdings.  In their positions at JGSH, Mr. Go and Mr. Lance Gokongwei are authorized to vote and, acting jointly, dispose of the Common Shares beneficially owned by JGSH.

The directors and executive officers of JGSH, including their business address, principal occupation, and citizenship, are identified in Exhibit B to this Schedule 13D.

The business address of each of the Reporting Persons is 43rd Floor, Robinsons Equitable Tower, ADB Ave. corner Poveda St., Ortigas Center, Pasig City, Philippines, 1600.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

SCHEDULE 13D

Page 6 of 13 Pages

Item 4.	Purpose of Transaction

On March 29, 2011, the Issuer announced its plans to acquire Digital Telecommunications Philippines, Inc. (“Digital”) by means of a share exchange through an issuance of new Common Shares in exchange for the shares of Digital held by JGSH.  Subsequent to this announcement, on March 29, 2011, JGSH entered into an option agreement with Metro Pacific Resources, Inc. (“Metro Option Agreement”) which, among other things, provided Metro Pacific Resources, Inc. with the option to acquire, and JGSH with the option to sell, 5,811,504 Common Shares from JGSH at an exercise price of Php 2,500 per Share converted to U.S. Dollars at an agreed-upon exchange rate of Php 43.405 for $1.00.  In addition, on May 13, 2011, JGSH entered into an option agreement with NTT Docomo, Inc.(“Docomo Option Agreement”) which, among other things, provided NTT Docomo, Inc. with the option to acquire, and JGSH with the option to sell, 4,562,081 Common Shares from JGSH at an exercise price of Php 2,500 per Common Shares converted to U.S. Dollars at an agreed-upon exchange rate of Php 43.405 for $1.00.  Both the Metro Option Agreement and the Docomo Option Agreement were conditioned on the acquisition of Digital by the Issuer and did not become effective until the consummation of the acquisition.

On October 26, 2011, the Issuer successfully completed the acquisition of a majority interest of Digital from JGSH and other Digital shareholders.  In connection with this transaction, the Issuer (1) acquired approximately 3.277 billion shares of Digital, representing approximately 51.55% of Digital’s outstanding common stock, (2) acquired the Digital zero-coupon bonds issued to JGSH, which were assumed to be convertible or exchangeable into 18.6 billion Digital shares, and (3) assumed Php 34.1 billion in advances made by JGSH to Digital (collectively, the “Enterprise Assets”).  As payment for the Enterprise Assets, the Issuer issued 27,679,210 new Common Shares (or approximately 12.9% of the Common Shares then outstanding) to JGSH and its affiliates and related persons, at the issue price of Php 2,500 per Common Shares.   These Common Shares were allocated as follows:  (1) 27,511,796 Common Shares to JGSH; (2) 86,723 Common Shares to Express Holdings, Inc.; (3) 70,542 Common Shares to Solid Finance (Holdings) Limited, an offshore investment company; (4) 10,148 Common Shares to Elizabeth Yu Gokongwei (a trustee of the Gokongwei Brothers Foundation and the wife of John Gokongwei, Chairman Emeritus of JGSH); and (5) 1 Common Share to Mr. Go, as JGSH’s nominee to the Issuer’s board.  Mr. Go also owned, and continues to own, additional Common Shares in his personal capacity.  On November 3, 2011, Mr. Go was elected to the Issuer’s board of directors, a position which he currently continues to serve.  Each of the Reporting Persons expressly disclaims being a member of a “group” for purposes of the Exchange Act with each other and with Express Holdings, Inc., Solid Finance (Holdings) Limited and Elizabeth Yu Gokongwei.  Each of the Reporting Persons disclaims beneficial ownership of any Common Shares owned by such other persons, except to the extent disclosed in this Schedule 13D.

The Common Shares that were issued as payment for the Enterprise Assets were subject to a lock-up period of one (1) year during which JGSH could not transfer or encumber the Common Shares without the consent of the Issuer.  Notwithstanding the lock-up period, the Issuer granted consents to the sale by JGSH of 5,811,504 and 4,562,081 Common Shares to Metro Pacific Resources, Inc. and NTT Docomo, Inc., pursuant to the Metro Option Agreement and Docomo Option Agreement, respectively.

On November 14, 2011, Metro Pacific Resources, Inc. exercised  its right to purchase the 5,811,504 Common Shares from JGSH pursuant to the Metro Option Agreement.  Subsequently, JGSH exercised the put option of the Docomo Option Agreement, and sold the 4,562,081 Common Shares to NTT Docomo, Inc. pursuant to the Docomo Option Agreement on November 24, 2011.

The foregoing descriptions of the Metro Docomo Option Agreement and the Docomo Option Agreement do not purport to be complete and are qualified in their entirety by reference to the Metro Docomo Option Agreement and the Docomo Option Agreement filed as Exhibit C and Exhibit D, respectively, to this Schedule 13D and incorporated by reference herein.

On June 29, 2012, Solid Finance (Holdings) Limited transferred its 70,542 Common Shares to JGSH.  Solid Finance (Holdings) Limited has since been dissolved.

SCHEDULE 13D

Page 7 of 13 Pages

The Reporting Persons acquired the Common Shares for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Common Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Common Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations, governance and control.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) The response to Item 4 of this Schedule 13D is incorporated by reference herein.  In addition, the aggregate number of Common Shares and the percentage of total outstanding Common Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares3
JGSH	17,295,4761	8.0%
Mr. Go	17,430,3901,2	8.1%
Mr. Lance Gokongwei	17,295,4761	8.0%

1            This amount includes 17,208,753 Common Shares held by JGSH and 86,723 Common Shares held by Express Holdings, Inc..  Each of the Reporting Persons share the power to vote or to direct the vote, and share the power to dispose or to direct the disposition of, these Common Shares.  Each of the Reporting Persons disclaims beneficial ownership over these Common Shares except to the extent of its or his pecuniary interest therein.

2           This amount includes 134,914 Common Shares held by Mr. Go in his personal capacity.  Mr. Go has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, these Common Shares.

3           This figure is based upon information in the Issuer’s annual report on Form 20-F filed with the SEC on March 26, 2015, indicating that there were 216,055,775 Common Shares outstanding as of December 31, 2014.

On October 16, 2012, the Company issued 150,000,000 shares of Voting Preferred Stock, par value Php 1.00 per share (the “Voting Preferred Stock”) to BTF Holdings, Inc. (“BTF Holdings”), a company wholly-owned by the Board of Trustees for the Account of the Beneficial Trust Fund of the Issuer created pursuant to the Issuer’s benefit plan.  Prior to such issuance, the Issuer’s Common Shares were the only voting securities of the Company.  As with the Common Shares, each share of Voting Preferred Stock carries one vote per share.

The issuance of the Voting Preferred Stock to BTF Holdings on October 16, 2012, resulted in a dilution of the Reporting Persons’ interest in the aggregate voting securities of the Issuer.  Although the Common Shares collectively beneficially owned by the Reporting Persons as of the date of this Schedule 13D represent approximately 8.0% of the 216,055,775 Common Shares outstanding as of December 31, 2014 (as disclosed in the Issuer’s annual report on Form 20-F filed with the SEC on March 26, 2015), the voting interest represented by such Common Shares is only approximately 4.7% of the aggregate voting interest in the Issuer.

(c) Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Exhibit B to the Schedule 13D, has effected any transaction in Common Shares during the past 60 days.

SCHEDULE 13D

Page 8 of 13 Pages

(d) Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the class of Common Shares covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:   Joint Filing Agreement

Exhibit B:   Directors and Executive Officers of JG Summit Holdings, Inc.

Exhibit C:   Option Agreement dated May 13, 2011, between NTT Docomo, Inc. and JG Summit (incorporated by reference to Exhibit 9 to the Schedule 13D Amendment No. 8 filed by NTT Docomo, Inc., on July 14, 2011).

Exhibit D:   Option Agreement dated March 29, 2011, between Metro Pacific Resources, Inc. and JG Summit (incorporated by reference to Exhibit 53 to the Schedule 13D Amendment No. 13 filed by First Pacific Company Ltd on November 28, 2011).

Exhibit E:    Special Power of Attorney of Lance Y. Gokongwei, appointing Rosalinda F. Rivera as attorney-in-fact.

Exhibit F:    Special Power of Attorney of James L. Go, appointing Rosalinda F. Rivera as attorney-in-fact.

SCHEDULE 13D

Page 9 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JG SUMMIT HOLDINGS, INC.

By:	/s/ Rosalinda F. Rivera
Name:	Rosalinda F. Rivera
Title:	Attorney-in-fact for Lance Y. Gokongwei, President and Chief Operating Officer of JG Summit Holdings, Inc.

JAMES L. GO

By:	/s/ Rosalinda F. Rivera
Name:	Rosalinda F. Rivera
Title:	Attorney-in-fact for James L. Go

LANCE Y. GOKONGWEI

By:	/s/ Rosalinda F. Rivera
Name:	Rosalinda F. Rivera
Title:	Attorney-in-fact for Lance Y. Gokongwei

May 8, 2015

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 10 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Capital Stock of Philippine Long Distance Telephone Company, dated as of May 8, 2015 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

JG SUMMIT HOLDINGS, INC.

By:	/s/ Rosalinda F. Rivera
Name:	Rosalinda F. Rivera
Title:	Attorney-in-fact for Lance Y. Gokongwei, President and Chief Operating Officer of JG Summit Holdings, Inc.

JAMES L. GO

By:	/s/ Rosalinda F. Rivera
Name:	Rosalinda F. Rivera
Title:	Attorney-in-fact for James L. Go

LANCE Y. GOKONGWEI

By:	/s/ Rosalinda F. Rivera
Name:	Rosalinda F. Rivera
Title:	Attorney-in-fact for Lance Y. Gokongwei

May 8, 2015

SCHEDULE 13D

Page 11 of 13 Pages

EXHIBIT B

DIRECTORS AND EXECUTIVE OFFICERS OF JG SUMMIT HOLDINGS, INC.

The name and principal occupation of each of the directors and executive officers of JG Summit Holdings, Inc. are listed below.  Unless otherwise noted below, the principal business address of each of the directors and executive officers is c/o JG Summit Holdings, Inc., 43rd Floor, Robinsons Equitable Tower, ADB Ave. corner Poveda St., Ortigas Center, Pasig City, Philippines, 1600.  Unless otherwise noted below, each of the directors and executive officers are citizens of the Philippines.

NAME	PRINCIPAL OCCUPATION
John L. Gokongwei, Jr.	Founder and Chairman Emeritus
James L. Go	Chairman and Chief Executive Officer
Lance Y. Gokongwei	President and Chief Operating Officer
Lily G. Ngochua	Director
Johnson Robert G. Go, Jr.	Director
Patrick Henry C. Go	Director
Robina Y. Gokongwei-Pe	Director
Gabriel C. Singson	Director
Ricardo J. Romulo1	Director
Cornelio T. Peralta2	Independent Director
Jose T. Pardo3	Independent Director
Washington Z. SyCip4	Member of Advisory Board
Aloysius B. Colayco5	Member ofAdvisory Board
Jimmy T. Tang6	Member of Advisory Board
Constante T. Santos	Senior Vice President
Bach Johann M. Sebastian	Senior Vice President
Nicasio L. Lim	Senior Vice President
Aldrich T. Javellana	Vice President and Treasurer
Chona R. Ferrer	Deputy Treasurer
Rosalinda F. Rivera	Corporate Secretary

1 Mr. Ricardo J. Romulo’s business address is at Romulo Mabanta Buenaventura Sayoc and de los Angeles Law Offices, 21st Floor Philamlife Tower, 8767 Paseo de Roxas, Makati City, Philippines.

2 Mr. Cornelio T. Peralta’s business address is No. 19 Oliva St. Valle Verde IV, Pasig City, Philippines.

3 Mr. Jose T. Pardo’s business address is 704 Acacia St., Ayala Alabang Village, Muntinlupa City, Philippines.

4 Mr. Washington Z. SyCip’s business address is at SGV & Company, 14/F SGV 1 Bldg., 6760 Ayala Ave., Makati City, Philippines.

5 Mr. Aloysius B. Colayco’s business address is 25th Floor Philamlife Tower, 8767 Paseo de Roxas, Makati City, Philippines.

6 Mr. Jimmy T. Tang’s business address is Avesco Bldg., 810 Aurora Boulevard, Corner Yale St. Cubao, Quezon City, Philippines.

SCHEDULE 13D

Page 12 of 13 Pages

EXHIBIT E

SPECIAL POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS:

I, Lance Y. Gokongwei, Filipino, of legal age and with business address at the 43rd Floor, Robinsons Equitable Tower, Ortigas Center, Pasig City, Metro Manila, Philippines, hereby name, constitute and appoint Rosalinda F. Rivera to be my true and lawful attorney-in-fact to do and perform the following acts and things:

1)
To sign, execute and deliver in my name, (a) in my personal capacity and/or (b) in my capacity as President and Chief Operating Officer of JG Summit Holdings, Inc. (the “Corporation”), a Philippine corporation, all documents, certificates, instruments, statements, filings and agreements (“Documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition by the Corporation of the securities issued by the Philippine Long Distance Telephone Company (“PLDT”), an entity registered with the United States Securities and Exchange Commission (“SEC”);

2)
To sign, execute and deliver all Documents relating to filings with the SEC pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (i) all Documents relating to the Corporation’s beneficial ownership, including my deemed beneficial ownership of the PLDT securities beneficially owned by the Corporation as provided under applicable United States securities laws, required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (ii) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act; and

3)
In general, to do all other acts, deeds, matters and things whatsoever necessary, proper and useful in connection with the foregoing, doing all acts, deeds and things as fully and effectually to all intents and purposes as I could personally do.

HEREBY GIVING AND GRANTING unto said attorney full power and authority whatsoever requisite and necessary or proper to be done in or about the premises, as fully to all intents and purposes as I might or could lawfully do if personally present, and hereby ratifying and confirming all that my said attorney shall do or cause to be done under and by virtue of these presents.

This Special Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Special Power of Attorney, this 28th day of April 2015.

/s/ Lance Y. Gokongwei
LANCE Y. GOKONGWEI

SCHEDULE 13D

Page 13 of 13 Pages

EXHIBIT F

SPECIAL POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS:

I, James L. Go, Filipino, of legal age and with business address at the 43rd Floor, Robinsons Equitable Tower, Ortigas Center, Pasig City, Metro Manila, Philippines, hereby name, constitute and appoint Rosalinda F. Rivera to be my true and lawful attorney-in-fact to do and perform the following acts and things:

1)
To sign, execute and deliver in my name, (a) in my personal capacity and/or (b) in my capacity as Chairman and Chief Executive Officer of JG Summit Holdings, Inc. (the “Corporation”), a Philippine corporation, all documents, certificates, instruments, statements, filings and agreements (“Documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition by myself or by the Corporation of securities issued by the Philippine Long Distance Telephone Company (“PLDT”), an entity registered with the United States Securities and Exchange Commission (“SEC”);

2)
To sign, execute and deliver all Documents relating to filings with the SEC pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (i) all documents relating to my and the Corporation’s beneficial ownership of PLDT securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (ii) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act; and

3)
In general, to do all other acts, deeds, matters and things whatsoever necessary, proper and useful in connection with the foregoing, doing all acts, deeds and things as fully and effectually to all intents and purposes as I could personally do.

HEREBY GIVING AND GRANTING unto said attorney full power and authority whatsoever requisite and necessary or proper to be done in or about the premises, as fully to all intents and purposes as I might or could lawfully do if personally present, and hereby ratifying and confirming all that my said attorney shall do or cause to be done under and by virtue of these presents.

This Special Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Special Power of Attorney, this 29th day of April 2015.

/s/ James L. Go
JAMES L. GO